UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MINDBODY, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

60255W105

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 60255W105	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS J.P. Morgan Investment Management Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,023,926[1]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,023,926[1]
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,023,926[1]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%[1,2]
12.	TYPE OF REPORTING PERSON (See Instructions) IA

[1]	Consists of 1,023,926 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock collectively owned by PEG Digital Growth Fund II L.P. (“PEG DGF II”) and PEG Secondary Private Investors II L.P. (“PEG SPI II,” together with PEG DGF II, the “PEG Entities”). J.P. Morgan Investment Management Inc. (“JPMIM”) is the investment advisor of each of the PEG Entities and holds voting and dispositive power over the shares held by the PEG Entities. JPMIM acts in respect of such shares through a committee of over 30 individuals in its Private Equity Group, each with an equal vote. Does not include: 2,204,954 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock collectively owned by PEG Entities. PEG DGF II and PEG SPI II entered into agreements with the Issuer restricting the conversion of such shares of Class B Common Stock to the extent that, after giving effect to such conversion, the holder of the Class B Common Stock and its affiliates and any other person or entities with which such holder would constitute a group would beneficially own in excess of 9.99% of the number of shares of Class A Common Stock of the Issuer outstanding immediately after giving effect to such exercise (the “Ownership Cap”). Therefore, the reporting persons could be deemed to beneficially own such number of shares underlying such Class B Common Stock as would result in total beneficial ownership by such reporting persons up to the Ownership Cap. JPMIM disclaims beneficial ownership of such shares held by the PEG Entities.
[2]	Based on a total of 9,318,767 shares of Class A Common Stock outstanding, as reported by the Issuer on a Form 10-Q filed with the SEC on November 6, 2015, plus 1,023,926 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock collectively owned by PEG DGF II and PEG SPI II.

CUSIP No. 60255W105	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS PEG Digital Growth Fund II L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,023,926[3]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,023,926[3]
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,023,926[3]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%[3,4]
12.	TYPE OF REPORTING PERSON (See Instructions) PN

[3]	Consists of shares of Class A Common Stock issuable upon conversion of Class B Common Stock owned by PEG DGF II. Does not include 1,688,333 shares of Class A Common Stock issuable upon conversion of Class B Common Stock owned by PEG DGF II. PEG DGF II entered into an agreement with the issuer restricting the conversion of such shares of Class B Common Stock to the extent that, after giving effect to such conversion, the holder of the Class B Common Stock and its affiliates and any other person or entities with which such holder would constitute a group would beneficially own in excess of the Ownership Cap. Therefore, the reporting persons could be deemed to beneficially own such number of shares underlying such Class B Common Stock as would result in total beneficial ownership by such reporting persons up to the Ownership Cap.
[4]	Based on a total of 9,318,767 shares of Class A Common Stock outstanding, as reported by the Issuer on a Form 10-Q filed with the SEC on November 6, 2015, plus 1,023,926 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock owned by PEG DGF II.

CUSIP No. 60255W105	13G	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS PEG Secondary Private Investors II L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 516,621[5]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 516,621[5]
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 516,621[5]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.25%[5,6]
12.	TYPE OF REPORTING PERSON (See Instructions) PN

[5]	Consists of shares of Class A Common Stock issuable upon conversion of Class B Common Stock owned by PEG SPI II. PEG SPI II entered into an agreement with the issuer restricting the conversion of such shares of Class B Common Stock to the extent that, after giving effect to such conversion, the holder of the Class B Common Stock and its affiliates and any other person or entities with which such holder would constitute a group would beneficially own in excess of Ownership Cap. Therefore, the reporting persons could be deemed to beneficially own such number of shares underlying such Class B Common Stock as would result in total beneficial ownership by such reporting persons up to the Ownership Cap.
[6]	Based on a total of 9,318,767 shares of Class A Common Stock outstanding, as reported by the Issuer on a Form 10-Q filed with the SEC on November 6, 2015, plus 516,621 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock owned by PEG SPI II.

CUSIP No. 60255W105	13G	Page 5 of 7 Pages
Item 1.

(a)	Name of Issuer

MINDBODY, Inc.

(b)	Address of Issuer’s Principal Executive Offices

4051 Broad Street, Suite 220, San Luis Obispo, CA 93401

Item 2.

(a)	Name of Person Filing

J.P. Morgan Investment Management Inc.

PEG Digital Growth Fund II L.P.

PEG Morgan Secondary Private Investors II L.P.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 8, 2016, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	Address of Principal Business Office, or if none, Residence

The address of the principal business office of each of the Reporting Persons is

320 Park Avenue, 15th Floor

New York, NY 10022

(c)	Citizenship

For each of the Reporting Persons, Delaware.

(d)	Title of Class of Securities

Class A Common Stock, par value $0.00004 per share

(e)	CUSIP Number

60255W105

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d.2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

  If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

CUSIP No. 60255W105	13G	Page 6 of 7 Pages
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

CUSIP No. 60255W105	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2016

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Stephen P. Catherwood
Name:	Stephen P. Catherwood
Title:	Managing Director

PEG DIGITAL GROWTH FUND II L.P.

By:	J.P. Morgan Investment Management Inc.,
its Investment Advisor

By:	/s/ Stephen P. Catherwood
Name:	Stephen P. Catherwood
Title:	Managing Director

PEG SECONDARY PRIVATE INVESTORS II L.P.

By:	J.P. Morgan Investment Management Inc.,
its Investment Advisor

By:	/s/ Stephen P. Catherwood
Name:	Stephen P. Catherwood
Title:	Managing Director

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 8, 2016

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Stephen P. Catherwood
Name:	Stephen P. Catherwood
Title:	Managing Director

PEG DIGITAL GROWTH FUND II L.P.

By:	J.P. Morgan Investment Management Inc.,
its Investment Advisor

By:	/s/ Stephen P. Catherwood
Name:	Stephen P. Catherwood
Title:	Managing Director

PEG SECONDARY PRIVATE INVESTORS II L.P.

By:	J.P. Morgan Investment Management Inc., its Investment Advisor

By:	/s/ Stephen P. Catherwood
Name:	Stephen P. Catherwood
Title:	Managing Director